           As filed with the Securities and Exchange Commission on JUNE 22, 2000

                                                     Registration No. 333- 95753
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        PRE-EFFECTIVE AMENDMENT NO. 2 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                                  SYBASE, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

               DELAWARE                                  7372                             94-2951005
   (STATE OR OTHER JURISDICTION OF           (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)            CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                              6475 CHRISTIE AVENUE
                          EMERYVILLE, CALIFORNIA 94608
                                 (510) 922-3500
               (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
        INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 DANIEL R. CARL
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                  SYBASE, INC.
                              6475 CHRISTIE AVENUE
                          EMERYVILLE, CALIFORNIA 94608
                                 (510) 922-3500
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   Copies to:
                               DEBRA SUMMERS, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                               PALO ALTO, CA 94304
                                 (650) 493-9300


APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act , other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE

=====================================================================================================================
                                          AMOUNT TO       PROPOSED MAXIMUM        PROPOSED MAXIMUM      AMOUNT OF
  TITLE OF EACH CLASS OF SECURITIES          BE               OFFERING           AGGREGATE OFFERING    REGISTRATION
           TO BE REGISTERED            REGISTERED(1)(2)   PRICE PER SHARE(3)            PRICE              FEE (4)
=====================================================================================================================
             Common Stock                 7,381,917
      $0.001 par value per share           shares             $ 21.50             $ 158,711,216        $ 41,899.76
=====================================================================================================================

(1) Includes 7,098,985 shares of common stock issued at the closing of the acquisition of Home Financial Network, Inc. by Sybase, and 282,932 shares of common stock issuable upon exercise of warrants for Sybase common stock issued in connection with that acquisition.

(2) Pursuant to Rule 416 under the Securities Act, this Registration Statement also relates to an indeterminate number of shares of common stock that are issuable upon stock splits, stock dividends, recapitalizations or other similar transactions.

(3) Estimated solely for the purpose of computing the registration fee required by Section 6(b) of the Securities Act and computed in accordance with Rule 457(c) under the Securities Act based upon the average of the high and low prices of the common stock on January 24, 2000, reported on the Nasdaq National Market as required by Rule 457(f).

(4) $41,899.75 previously paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

================================================================================

INFORMATION CONTAINED IN THIS REGISTRATION STATEMENT IS NOT COMPLETE AND MAY BE CHANGED. THE SECURITIES SUBJECT TO THIS PROSPECTUS MAY NOT BE SOLD, NOR MAY OFFERS TO BUY THE SECURITIES BE ACCEPTED, UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES AND IT IS NOT SOLICITING OFFERS TO BUY SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.



SUBJECT TO COMPLETION,  JUNE 22, 2000




                            SYBASE, INC. COMMON STOCK

                                   PROSPECTUS

                                7,381,917 SHARES

        Sybase, Inc., consolidated with its subsidiaries, is one of the largest global independent software companies in the world. This Prospectus relates to the public resale of up to 7,381,917 shares of Sybase, Inc. common stock, par value $0.001, which we have issued or may in the future issue to the former reselling stockholders and warrant holders of Home Financial Network, Inc., a Delaware corporation, in connection with our acquisition of Home Financial Network on January 20, 2000. All shares are being offered by the selling stockholders.



        These shares were, or will be, issued in reliance on the exemption from registration set forth in Rule 506 of Regulation D. The shares offered consist of 7,098,985 shares that we issued in exchange for outstanding Home Financial Network common and preferred stock and 282,932 shares that are issuable upon any future exercise of the warrants issued by Sybase in exchange for outstanding Home Financial Network warrants in the acquisition. See "Selling Stockholders."


        Our common stock is listed on the Nasdaq National Market under the symbol "SYBS." On April 11, 2000, the last sale price of our common stock was $20.56 per share.

        The selling stockholders have not advised us of any specific plans for the distribution of the shares covered by this Prospectus. They may offer the shares in one or more transactions at any price. Their offers and sales may be made on the Nasdaq National Market or in privately negotiated transactions. The selling stockholders may, or may not, effect their transactions by selling the shares to or through broker-dealers. Broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the shares. Broker-dealers may act as agent, buy or sell as a principal, or both, and the broker-dealer's compensation in connection with the offer and sale of the shares might be more than customary commissions. See "Plan of Distribution".

                             ----------------------


        INVESTING IN OUR COMMON STOCK ENTAILS A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ THE ENTIRE PROSPECTUS BEFORE YOU INVEST IN OUR COMMON STOCK, ESPECIALLY THE RISKS DESCRIBED UNDER "RISK FACTORS" BEGINNING ON PAGE 2.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE OFFER OR SALE OF THE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                 THE DATE OF THIS PROSPECTUS IS JUNE 22, 2000.

                                           SUMMARY

THE COMPANY

        Sybase, Inc. is a leading global provider of software solutions that help businesses manage and deliver information wherever it is needed across distributed mixed computing environments, including the Internet.

        We were founded and incorporated in California on November 15, 1984, and re-incorporated in Delaware on July 1, 1991. Our business is organized into four principal operating divisions:

        - Enterprise Solutions Division products and solutions provide vertical applications to give enterprises the ability to integrate, move and manage very large amounts of data and applications across diverse computing environments. The Enterprise Solutions Division also provides technical support and professional services required by businesses to develop and maintain operational systems, including e-business infrastructures.

        - Mobile and Embedded Computing products and solutions extend enterprise systems to remote and wireless devices to enable e-business to be conducted anywhere, anytime.

        - Business Intelligence Division products and solutions let businesses consolidate and analyze large amounts of information from data warehouses and data marts to facilitate better decision-making and gain a competitive edge in sales and marketing, customer satisfaction, trend and risk analysis, and other critical areas.

        - Internet Applications Division products and solutions allow businesses to design, build and deploy distributed and Web-based applications, and to extend existing distributed client/server applications (generally unsuitable for direct access on the Internet) into the new Web environment.

        Our customers are primarily Fortune 1000 companies in North America or their equivalents in other geographic regions. Our primary markets include financial services, insurance, telecommunications, healthcare, defense and government agencies.

        Our products are available on hardware platforms manufactured by Compaq (Digital), Hewlett-Packard, IBM, Sun Microsystems and others. We also make products that connect these platforms to other hardware platforms with large installed bases. Our products are also available for a wide range of operating systems including various UNIX environments, Windows, Windows NT, and Linux.

        Our strategy is to leverage our existing strengths in data management and software application development by expanding delivery of market-leading computing solutions in three growing markets -- Internet applications, mobile and embedded computing, and business intelligence.

        Our principal executive offices are located at 6475 Christie Avenue, Fifth Floor, Emeryville, California 94068. Our telephone number at that address is (510) 922-3500 .

THE OFFERING


         This resale registration statement on Form S-3 covers the shares of our common stock issued or to be issued to the former stockholders and warrant holders of Home Financial Network, as partial consideration for an acquisition of that company in a reverse triangular merger during January 2000. See "Selling Stockholders", "Risk Factors", and "Acquisition of Home Financial Network".

                                  RISK FACTORS

        This offering involves a high degree of risk. You should carefully consider the following information about these risks, as well as the other information contained or incorporated by reference in this Prospectus, before you decide to buy any of our common stock.

        The results of past operations, as described in the documents that we have filed with the SEC, are not necessarily indicative of results for the year ending December 31, 2000 or any future period.

        Our future operating results may vary substantially from period to period because of a number of factors, many of which are beyond our control. If our operating results are below the expectations of public market analysts or investors, then the market price of our common stock could decline. Factors that may affect our quarterly and annual results, but which are difficult to control or predict include the following:

The Market for Our Stock Is Highly Volatile.

        The trading price of our common stock has fluctuated widely over the last five years and may continue to fluctuate in the future. Several factors have caused, and in the future may cause, the market price of our common stock to fluctuate, including :

        -   quarterly variations in our operating and financial results,

        -   announcements by others of technological innovations,

        - our ability, as compared to the ability of our competitors, to develop new products or win customer contracts,

        - changes in prices of our products or our competitors' products and services,

        -   changes in our product mix,

        - changes in our revenues and revenue growth rates, as a whole or for individual geographic areas,

        -   changes in our business units, products or product categories, and

        - statements or changes in opinions, ratings or earnings estimates made by brokerage firms and industry analysts relating to us, our products, the market in which we do business, and/or our competitors.

        In addition, the stock market has from time to time experienced extreme price and volume fluctuations that have particularly affected the market price for many high-technology companies and that often have been unrelated to the operating performance of these companies.

The Timing and Amount of Our Revenues Varies Significantly and Estimation of Our Revenues Is Difficult.

        The timing and amount of our revenues from license fees are subject to a number of factors that make estimation of revenues and operating results before the end of a quarter extremely uncertain. We have generally experienced a seasonal pattern of a decline in license fees from the fourth quarter to the succeeding first quarter of each fiscal year. This contributes to lower total revenues and poorer operating results in the first quarter compared to the prior fourth quarter.

        Historically, we have operated with little or no backlog . As a result, license fee revenues in any quarter are primarily dependent on orders that are booked and shipped in the same quarter. In addition, the uncertain timing of closing of large license agreements increases the risk of quarter-to-quarter fluctuations and the uncertainty of estimating quarterly operating results. We have experienced a pattern of recording 50 percent to 70 percent of our quarterly license fee revenues in the third month of each quarter, with a concentration of our license fee revenues in the last two weeks of the third month. Our operating expenses, however, are based on projected annual and quarterly revenue levels and are incurred approximately ratably throughout each quarter.

        Because our operating expenses are relatively fixed in the short term, if projected revenues are not realized in the expected period, our operating results for that period would be adversely affected and could result in an operating loss.

        Failure to achieve revenues, earnings, and other operating and financial results as forecast or anticipated by brokerage firms and industry analysts has previously resulted in, and in the future could result in, an immediate and substantial adverse effect on the market price of our stock.

We May Not Achieve a Growth Rate Consistent with Growth in the Markets in Which We Compete.

        In the future, we may not achieve rates of growth projected for the software markets in which we compete, which could have a material adverse effect on our business. The factors that influence our growth rate include the following:

        - The market for our software products and services is extremely competitive and characterized by dynamic customer demands, rapid technological and marketplace changes, and frequent product enhancements and new product introductions.

        - To compete successfully against other software providers, our products and services in each aspect of our business need to be competitive with the products and services offered by our competitors in each line of business.

        - We may not successfully provide competitive solutions to customers of our products and services and failure to do so could result in the loss of existing customers or the inability to attract and retain new customers.

        - Our competitors, such as Oracle Corporation, Microsoft Corporation, IBM Corporation and Computer Associates, Inc., and our potential competitors have or may have significantly greater financial, technical, sales and marketing resources, and a larger installed product base than ours.

        - Many of our competitors offer additional categories of products, such as applications or operating systems that we do not offer, which may provide those companies with a competitive advantage in various circumstances.

        - New or enhanced products, many of which have been announced and many of which are continually introduced by existing or future competitors in the software industry, could increase the competition faced by our products and result in greater price pressure on some of our products, especially to the extent that market acceptance for personal computer-oriented and Windows NT technologies increases at the expense of UNIX-based systems upon which many of our products are based.

        - Many products we offer contain components developed by third parties. If third party components prove to be defective or are not properly supported, market acceptance of our products could be adversely affected.

        - Commercial acceptance of our products and services could be adversely affected by critical or negative statements or reports by brokerage firms, industry and financial analysts, and industry periodicals concerning Sybase and our products, business or competitors, or by the advertising or marketing efforts of competitors that could affect customer perception.

        - Customer perception could be adversely affected by financial results, particularly revenues and profitability, we report, by reductions in the applicable market share of our products and by related press reports.

If We Are Unable to Enhance Existing Products and Introduce New Products, Our Operating Results Will Suffer.

        Our future results of operations will depend in part on our ability to enhance existing products, to introduce new products on a timely and cost-effective basis that will meet dynamic customer requirements, and ultimately to gain market acceptance for those products. Customer requirements for products can rapidly change as a result of innovations or changes within the computer hardware and software industries. For example, the widespread use of the Internet is rapidly giving rise to new customer requirements as well as new methods and practices of selling, marketing and distributing products and services.

Our Introduction of New or Enhanced Products Could Reduce Revenues from Existing Products.

        During 1998 and 1999, we announced the general availability of a variety of new products and integrated sets of package applications for customer-specific customization and data warehouse management. These announcements were intended to enhance the ability of our partners and direct sales force to market and sell more complete solutions to customers in a single package and to improve productivity, revenues and profitability. The associated elimination of the availability of individual products subsumed within integrated product sets, however, could have an adverse effect on our other license fees and service revenue, particularly if integrated product sets are not well received in the marketplace.

Our Results of Operations Will Depend Increasingly on the Compatibility of Our Products with Other Software Developed by Third Parties.

        The compatibility of our products with existing and future leading, industry-standard application software products intended to be used in connection with relational database management systems is important to our success. Failure to meet existing or future interoperability and performance requirements of independent vendors marketing software applications in a timely manner has in the past and could in the future adversely affect the market for our products. Certain leading applications are not interoperable with our relational data base management systems, and others may never be available on our systems.

        In addition, we have designed our application development tools, database design tools and some of our connectivity products for use with relational data base management systems offered by our competitors. Vendors of relational data base management systems and related products supplied by others may become less willing in the future to provide us with access to products, technical information and marketing and sales support. If existing and potential customers, who use relational data base management systems and related products supplied by others, refrain from purchasing our products due to concerns that the development, quality and support of our products will diminish over time, our business could be materially and adversely affected.

Customer Movement Toward Prepackaged Software Applications May Reduce the Demand for Our Products.

        Many customers use our products to build and deploy their own custom applications. Increased reliance on prepackaged applications and diversion of internal information technology budgets to rectify Year 2000 compliance issues has and may in the future continue to have the effect of reducing the internal development of custom applications overall. This type of reduction has and may in the future continue to have a material and adverse impact on the market for the products we provide for custom applications.

Delays in Product Introduction Schedules Could Hurt Our Financial Results.

        Delays in the scheduled availability of our products, a lack of or decrease in market acceptance of new or enhanced products, our failure to accurately anticipate customer demand or to meet customer performance requirements or our inability to anticipate competitive products and developments could have a material adverse effect on our business and financial results. We have experienced delays in introducing some new products in the past. Unanticipated delays in product availability schedules could result from various factors including:

        -   development or testing difficulties,

        -   feature changes,

        -   software errors,

        -   shortages in appropriately skilled software engineers, and

        -   project management problems.


Our Growth Is in Part Dependent upon a Robust Internet Industry.

        Because global commerce and online exchange of information on the Internet and other similar open wide area networks are new and evolving, it is difficult to predict with any assurance whether the Internet will prove to be and remain a viable commercial marketplace for our products. Our ability to derive revenues from Internet products and services will depend in part upon a robust Internet industry and our ability to respond to the software development challenges it presents. Moreover, critical issues concerning the commercial use of the Internet, including security, reliability, cost, ease of use and access, and quality of service, remain unresolved and may impact the growth of Internet use and our products. If the Internet does not continue to grow as a commercial marketplace, our business could be materially and adversely affected.

A Significant Portion of Our Revenues Are Derived from International Operations.

         For the fiscal year ended December 31, 1999, revenues from international operations represented 39 percent of our total revenues. In 1998 and 1999, we determined that our operations in several foreign countries did not generate sufficient revenue to support the cost of maintaining separate subsidiaries in those countries. Consequently, we closed our foreign subsidiaries in Mexico, Thailand, Chile, Peru and Venezuela and moved the sales function in those countries to distributors. If the distributor relationships in these countries are not successful or we experience other downturns in our international business, our total revenue could be seriously harmed. Our operations and financial results also could be significantly affected by factors associated with international operations, such as:

        -   changes in foreign currency exchange rates ,

        -   uncertainties relative to regional economic circumstances,

        -   strength of local economies,

        -   political instability in emerging markets,

        -   the introduction of the Euro currency units,

        -   difficulties in staffing and managing foreign operations, and

        -   the general volatility of software markets.

        In addition, there have been several recent management and organizational changes within our international operations. For example, during 1998 and 1999, the country managers for several countries where we operate resigned or were replaced. International revenues in absolute dollars and as a percentage of total revenues may fluctuate in part due to the growth and, in some cases, the relative immaturity or closure of our international organizations.

Foreign Currency Exchange Rates Can Affect Our Profitability.

        Although the pricing strategy for our international operations takes into account changes in exchange rates over time, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial position and results of operations. Historically, our primary exposures have related to non-U.S.-dollar denominated sales and expenses in Europe, Asia Pacific, Australia and Latin America.

        In order to reduce the effect of foreign currency fluctuations, we hedge our exposure on some transactional balances that are denominated in foreign currencies through the use of foreign currency forward exchange contracts. For the most part, these exposures consist of intercompany amounts owed by our international subsidiaries to us, their parent company, as a result of local sales of software licenses. The majority of these exposures are denominated in European and Asia Pacific currencies, primarily the Euro and the Hong Kong dollar. These forward exchange contracts are recorded at fair value and are short-term in nature (primarily 30 days or less). The success of this activity depends upon our accurate estimation of future transactions denominated in various currencies. To the extent that these estimates are overstated or understated during periods of currency volatility, unanticipated currency gains or losses could affect our financial position and results of operations.
        At December 31, 1999, we had forward exchange contracts to exchange various foreign currencies for U.S. dollars in the amount of $9.2 million and to exchange U.S. dollars, Euros and Hong Kong dollars into various foreign currencies in the amounts of $16.4 million, $10.5 million and $0.9 million, respectively. Neither the cost nor the fair value of these foreign currency forward exchange contracts was material at December 31, 1999. Further, two major U.S. multinational banks are a counter party to substantially all of these contracts and their default on these exchange contracts could have an adverse impact on our financial position and results of operations.
Our Products Cannot Be Completely Free of Errors and Defects.

        New products or new versions of existing products may, despite testing, contain undetected errors or "bugs". This could delay the introduction, or adversely affect commercial acceptance, of these products or give rise to warranty or other customer claims, which could, in turn, adversely affect our financial results. Complex software products, such as the type licensed by us and our competitors, generally are not completely free from "bugs" and other errors and defects. The existence of these "bugs" may cause our customers to bring legal claims against us, notwithstanding standard provisions in our license agreements disclaiming express and implied warranties against errors and defects. Moreover, not all products or modified versions of products previously licensed by us meet current standards for Year 2000 compliance, and many of these are still in use by our customers. Customers using our older software that is not Year 2000 compliant could have received, or in the future may receive, erroneous data or experience other software failures of which we or our customers are not yet aware. Any legal claims that our products are not Year 2000 compliant or are otherwise defective could have a materially adverse impact on our business and results of operations.
We Have in the Past and May in the Future Acquire Other Businesses and Make Strategic Investments, Which Will Involve Numerous Risks and Could Negatively Affect Our Financial Results.

        We have made, and in the future may make, acquisitions of, or significant investments in, other software businesses. For example:

        In February 1998, we acquired Intellidex Systems, L.L.C., a provider of meta data management technology for deploying and managing data warehouse environments, for cash and contingent future payments of cash based on specified performance criteria. We accounted for this transaction as a purchase. As a result $5 million has been paid, and upon satisfaction of certain conditions, an additional $10 million may be paid. Such payments are reflected as purchased software, intangible assets or goodwill on our balance sheet and amortized to expense over a period of no more than three years.
        In February 1999, we acquired Data Warehouse Network, an Ireland-based, privately held provider of packaged, industry-specific business intelligence applications, for cash and contingent future payments of cash based on specified performance criteria . We accounted for the transaction as a purchase. As a result $4.6 million has been paid, and, upon satisfaction of certain conditions, an additional $3.4 million may be paid. Such payments are reflected as purchased software, intangible assets or goodwill on our balance sheet and amortized to expense over a period of no more than three years.
        In March 1999, we paid $5.3 million for Convertible Secured Promissory Notes due December 31, 2002, issued by Demica PLC, a provider of a wholesale banking application using our technology. The notes bear interest at 8 percent per annum and are convertible into 29.9 percent of the share capital of Demica. We account for this investment under the equity method of accounting and reflect a portion of Demica's profits and losses in our results of operations. If Demica were to experience a significant loss, it would hurt our results of operations.
        In January 2000, we acquired Home Financial Network, a financial services company specializing in the development of customized e-finance Internet sites, for approximately $25,915,794 cash and approximately 7,381,917 shares of our common stock. In addition, we assumed the options (vested and unvested) held by former Home Financial Network option holders. We accounted for the acquisition as a purchase. The historical results of operations for Home Financial Network and pro forma financial statements of the combined companies have been included in our Current Report on Form 8-K and Form 8-K/A, as amended, which are incorporated into this Prospectus by this reference. The acquisition resulted in an excess of the purchase price over the fair value of the net assets acquired of approximately $164.7 million. Of this excess, $20.0 million was allocated to customer lists, $18.0 million was allocated to developed technology, $118.7 million was allocated to goodwill, and $8.0 million was allocated to in-process research and development. The amount allocated to in-process research and development will be charged to expense as a non-recurring charge during 2000 since the in-process research and development has not yet reached technological feasibility and has no alternative future uses. The amount allocated to customer list, developed technology and goodwill will be amortized on a straight-line basis over an average of 7 years.
        The achievement of the desired benefits of these and future acquisitions and the successful combination of businesses will depend upon, among other things:

        - whether the integration of the acquired businesses is achieved in an efficient manner,

        - successful integration of the companies' related product offerings and coordination of their sales, marketing, and research and development efforts, and

        -   the ability to manage geographically distant organizations.

        Our prior or future acquisitions or investments also face risks commonly encountered with respect to acquisitions of businesses may affect the stability of revenues generated from customers or have a material adverse effect on our financial results.
        In connection with the Home Financial Network acquisition and any other acquisitions, we may incur:

        - costs, liabilities or additional expenses that could adversely affect our results of operations and financial condition,

        - difficulties of assimilating the operations and personnel of the acquired businesses,

        -   disruption of our ongoing business,

        - the inability of management to maximize our financial and strategic position through the successful integration of the acquired business,

        - an inability to maintain uniform standards, controls, procedures and policies, and

        - impairment of relationships with existing and future customers and other business associates, and revision of our business plans, which in turn could result in unplanned expenses or a loss of anticipated benefits from past investments.

        - Additional charges to earnings for amortization of goodwill, because each acquisition accounted for as a purchase can increase the amount of goodwill and other intangible assets recorded as an asset on our financial statements.


Our Future Success Depends in Part on the Continued Service of Our Key Executive and Technical Personnel and Our Ability to Identify, Hire and Retain Additional Personnel.

        Our success and ability to achieve future revenue growth and earnings depends in part on our ability to effectively recruit, retain and, in some cases, train qualified officers, directors and other personnel and on our officers and key personnel to manage growth and expenses successfully, through the implementation of appropriate management systems and controls. High rates of turnover, particularly among management, consulting, engineering or sales staff, and failure to effectively implement or maintain appropriate systems and controls could materially and adversely affect our product development efforts, sales of products and services, business and results of operations.

        The competition for officers, directors, and personnel is intense in the software industry and has increased substantially in recent years. We have recently experienced a high rate of employee turnover and there have been a number of recent changes in our Board of Directors, and in our executive management team. Although not anticipated at this time, if in the future there were significant changes in management, significant increases in employee turnover, or adverse comparisons between our financial and stock price performance relative to companies with which we compete for employees, there could be a resulting increase in employee turnover, which could make attraction of quality management and other employees more difficult.


We Could Be Harmed by Costly Litigation

         We were a defendant in several class action lawsuits that alleged violations of federal and state securities laws by us and our officers and directors and a purported stockholder derivative lawsuit which alleged that present and former officers and/or directors of Sybase breached fiduciary duties they owed to us in connection with the underlying circumstances alleged in the securities class actions. These lawsuits have been settled and will have no financial impact on us going forward.



         We are a party to various legal disputes and proceedings arising from the ordinary course of business. In the opinion of management, resolution of these matters is not expected to have a material adverse effect on our consolidated financial position. However, depending on the amount and timing, an unfavorable resolution of some or all of these matters could materially affect our future results of operations or cash flows in a particular period.

Untimely Closure of Our Emeryville, California or Massachusetts Distribution Facilities Could Adversely Affect Financial Results.

        Most of the products we ship in North America come from our Emeryville, California and Massachusetts distribution facilities. Because of the pattern of recording a high percentage of quarterly revenues within the last week or two weeks of the quarter, the closure or inoperability of one or more of the facilities or a disruption of business operations generally during these weeks, due to natural calamity or due to a systems or power failure, could have a material adverse effect on our ability to record revenues for the quarter and, therefore, on the overall results of operations for the quarter.

Our Revenues Are Susceptible To Fluctuations Based On General Economic
Conditions.

        If a general economic downturn or a recession occurs in the United States or other countries where we have substantial operations, then our customers and potential customers may substantially and immediately reduce their software budgets. If this type of an economic downturn occurs, there can be no assurance that our business could be materially and adversely affected.

Revision of Our Revenue Recognition Accounting Practices to Conform to Future Accounting Guidelines Could Cause Fluctuations in Our Results of Operations.

        In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB
101). SAB 101 provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. All registrants are expected to apply the accounting and disclosures described in SAB 101. We are currently evaluating the impact of SAB 101 and have not completed our assessment of the impact of adoption. Any change in our revenue recognition policy resulting from SAB 101 will be reported as a change in accounting principles in the quarter ending June 30, 2000.

        We adopted Statement of Position 97-2, "Software Revenue Recognition" and Statement of Position 98-4 "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition" as of January 1, 1998. Statement of Position 97-2 and Statement of Position 98-4 provide guidance for recognizing revenue on software transactions and supersede Statement of Position 91-1, "Software Revenue Recognition." The adoption of Statement of Position 97-2 and Statement of Position 98-4 did not have a material impact on our consolidated financial results.

        In December 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions". Statement of Position 98-9 amends Statement of Position 98-4 to extend the deferral of the application of particular passages of Statement of Position 97-2, provided by Statement of Position 98-4 through fiscal years beginning after March 15, 1999. We do not expect a material impact from the final adoption of Statement of Position 98-9 on our future revenues and results of operations.

        In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". Statement 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. In June 1999, the FASB issued Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133," which amended Statement No. 133 by deferring the effective date to the fiscal year beginning after June 30, 2000. We have not determined the effect, if any, that adoption will have on our financial position or results of operations.

Realization of Our Deferred Tax Asset Is Dependent Upon Generation of Sufficient Taxable Income in Future Periods.

        At December 31, 1999, we had net deferred tax assets of $41.1 million. Deferred tax assets are net of a valuation allowance of $20.6 million. Realization of our net deferred tax assets is dependent upon the generation of sufficient taxable income in future years in appropriate tax jurisdictions to obtain benefit from the reversal of temporary differences and from tax credit carry-forwards. The amount of deferred tax assets considered realizable is subject to adjustment in future periods, if estimates of future taxable income are reduced . These adjustments could have a material adverse impact on our effective tax rate and results of operations in future periods.

Interest Rate Fluctuations Can Adversely Affect the Performance of Our Investment Portfolio.

        We maintain an investment portfolio containing the securities of various issuers, types and maturities. These securities are generally classified as available for sale and, consequently, are recorded on the balance sheet at fair value with unrealized gains and losses reported as a separate component of stockholders' equity, net of tax, if material. Unrealized gains and losses at December 31, 1999 were not material. Our cash, cash equivalent and short-term cash investment balances of $309.2 million at December 31, 1999 consisted primarily of short-term money market instruments with 81% having maturity dates of less than 90 days, and 19% having maturities of 90 days to one year. Our long-term cash investments of $43.7 million at December 31, 1999 primarily consisted of commercial paper, bonds and mid-term notes that have maturity dates of more than one year but less than two years. We do not believe that our exposure to interest rate risk is material given the short-term nature of our investment portfolio. However, there can be no assurance that this exposure will not have an adverse effect on our financial performance.

The Anti-Takeover Provisions of Our Certificate of Incorporation and of the Delaware General Corporation Law May Delay, Defer or Prevent a Change of Control.

        We have adopted anti-takeover measures designed to prevent hostile takeovers that are not approved by the Board of Directors, but that some, or a majority of, our stockholders might nevertheless consider to be in their best interests, including acquisition offers or attempted takeovers that might otherwise result in the stockholders receiving a premium over the market price of our common stock. Each outstanding share of our common stock includes a right to purchase one one-thousandth of a share of our Series A Participating Preferred Stock, which will generally be afforded economic rights similar to one share of our common stock in specified events. In the event of the acquisition of or announcement of a tender or exchange offer for, 15% or more of our common stock, the rights separate from the common stock and become exercisable. In such event, holders of the rights will generally be able to purchase, for an exercise price of $250 a share, an amount of common stock (and in certain circumstances securities of the acquirer), having a then current market value of two times the exercise price. The shares of Series A Participating Preferred Stock are redeemable, at our option, for a specified period at a price of $0.01 per share and expire in March 2002.

        In addition, certain provisions of Delaware Law, our Certificate of Incorporation and our Bylaws contain provisions that could delay, deter or prevent a merger, tender offer or other business combination or a change in control of Sybase. Our Certificate of Incorporation and Bylaws, among other things, restrict the ability of stockholders to call stockholders meetings by allowing only stockholders holding, in the aggregate, not less than 10% of the capital stock entitled to cast votes at these meetings to call a meeting, preclude stockholders from raising new business for consideration at stockholder meetings, unless the proponent has provided us with timely advance notice of the new business, and limit business that may be conducted at stockholder meetings to those matters properly specified in notices delivered to us. Moreover, we have not opted out of Section 203 of the Delaware General Corporation Law, which prohibits mergers, sales of material assets and some types of self-dealing transactions between a corporation and a holder of 15% or more of the corporation's outstanding voting stock for a period of three years following the date the stockholder became a 15% holder, unless an applicable exemption from the rule is available.

Future Issuance of Additional Shares of Sybase Capital Stock Could Adversely Affect the Selling Price of the Shares.

        With the exception of the shares of our common stock issued or issuable in connection with the acquisition of Home Financial Network, substantially all of our outstanding shares of common stock are freely tradable. Although the shares of common stock issued or issuable in the Home Financial Network transaction are "restricted securities," they may be sold from time to time in the market after the date of this Prospectus. This could cause the market price of our common stock to drop, even if our business is doing well. The restricted shares covered by this resale Prospectus consist of the following:

        - 7,098,985 shares of common stock issued to the former Home Financial Services shareholders, and

        - 282,932 shares of our common stock issuable upon exercise of warrants, at a weighted average exercise price of approximately $7.72 per share, which warrants were issued to the former Home Financial Network warrant holders.

        In addition, in connection with the acquisition of Home Financial Network, we assumed both the vested and unvested outstanding options to acquire Home Financial Network, converting such options into options to acquire our common stock. Further, we also have issued, and in the future will issue, other options to acquire our common stock, primarily to our employees, directors, and/or consultants. The holders of these options may from time to time exercise them and sell the common stock they thereby acquire. Such stock sales could cause the market price of our common stock to drop, even if our business is doing well. As of March 31, 2000, the outstanding options to acquire our stock (including the option assumed in connection with the Home Financial Network acquisition) consisted of the following:

        - Vested options to purchase approximately 3,348,689 shares of Sybase common stock, at a weighted average exercise price of approximately $10.9423 per share issued to employees, directors and consultants pursuant to individual agreements with our management team and our directors and various stock option plans, which are exercisable on or before March 31, 2010.

        - Unvested options to purchase approximately 10,156,120 shares of Sybase common stock, at a weighted average exercise price of approximately $10.9423 per share, which are scheduled to vest over the next 4 years issued to employees, directors and consultants pursuant to our various stock option plans and individual agreements with our management team and our directors and various stock option plans which an exercisable on or before March 31, 2010 if vested.

        Approximately 22,728 of the shares of common stock subject to the vested options described above and approximately 659,344 shares subject to the unvested options described above, were assumed in connection with our acquisition of Home Financial Network. If all of these outstanding vested and unvested options are exercised, in addition to issuance of these shares of our common stock, we also must pay a total of approximately $2.3 million, or approximately $3.315 per share, in cash to the option holders pursuant to the terms of the Home Financial Network acquisition agreement. Further, we issued 435,850 shares of our common stock and paid $1.4 million in cash after the closing of the Home Financial Network transaction to the holders of the options we assumed in that transaction, following their exercise of such options. However, this liability will be offset, in part, by receipt of the exercise price for the option, which is approximately equal to a weighted average of $8.30 per share.

        In addition to the foregoing, we may issue additional capital stock, warrants and/or other securities to raise capital in the future, or in order to attract and retain essential personnel.

        The increase in the number of outstanding shares of common stock that are available for sale without restriction due to the registration of these shares and the perception that a substantial number of these shares may be sold by the selling stockholders, or the actual sale of a substantial number of these shares by the selling stockholders, could adversely affect the market price of the common stock. Although we cannot predict the effect, if any, that future sales of our common stock may have on the market price of the common stock prevailing from time to time, sale of a substantial number of shares of our common stock by us or by any of our stockholders, or the perception that these types of sales could occur, could reduce the prevailing market price of our common stock. In addition, this type of sale or perception could make the sale of our equity securities in the future at a time and price we deem appropriate more difficult.

                           FORWARD-LOOKING STATEMENTS

        This Prospectus and the documents incorporated to this Prospectus by reference contain forward-looking statements that involve risks and uncertainties. The statements contained in this Prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Any statement about our expectations, beliefs, objectives, assumptions, estimates, intentions, strategies and future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of such words as "continuing," "ongoing," "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar words and expressions. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially from those expressed or forecasted in a forward-looking statement. Any forward-looking statement is qualified by the risk factors above and by other statements included or incorporated by reference in this Prospectus.

        Because the risk factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement made by us, you should not place undue reliance on any forward-looking statement. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict what will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

                      ACQUISITION OF HOME FINANCIAL NETWORK

        We acquired Home Financial Network on January 20, 2000 in a tax-free reverse triangular merger transaction accounted for as a purchase. In the merger all outstanding capital stock of Home Financial Network, consisting of common stock and Series A, B, and C convertible preferred stock, all unexpired and unexercised outstanding options to purchase Home Financial Network common stock, and all unexpired and unexercised outstanding warrants to purchase Home Financial Network common stock were converted, exchanged and/or assumed by Sybase. The offer and issuance of the Sybase securities to the former Home Financial Services stockholders and warrant holders in connection with the merger was exempt from the registration requirements of the Securities Act of 1933 by virtue of the exemption provided for in Rule 506 of Regulation D under the Securities Act.

        Each outstanding share of common stock and each outstanding share of preferred stock of Home Financial Network was cancelled and extinguished, and converted into a right to receive $1.153448 in cash and 0.34794 shares of Sybase common stock. Each outstanding Home Financial Network warrant was exchanged for a Sybase warrant exercisable for a number of "warrant units" equivalent to the number of shares of Home Financial Network common stock that could have been acquired pursuant to the surrendered Home Financial Network warrant. Each "warrant unit" consists of $1.153448 in cash and 0.34794 shares of Sybase common stock. The exercise price for each warrant unit under the Sybase warrant is equal to the exercise price payable for each share of Home Financial Network common stock issuable upon exercise of the Home Financial Network Warrant.

        Each option to acquire Home Financial Network common stock was assumed by Sybase, subject to the same terms and conditions set forth immediately prior to the merger in Home Financial Network's 1995 Stock Plan. Each option so assumed by Sybase is now exercisable for that number of "option units" equivalent to the number of shares of Home Financial Network common stock that could have been acquired if the option had be exercised prior to the merger. Each "option unit" consists of $1.153448 in cash and 0.34794 shares of Sybase common stock. The exercise price for each option unit is equal to the exercise price that would have been payable for each share of Home Financial Network common stock upon exercise of the option before the Merger.

                                 USE OF PROCEEDS

        We will not receive any proceeds from the sale of the shares offered pursuant to this Prospectus by the selling stockholders.

        Some of the shares covered by this resale prospectus are issuable upon exercise of warrants. When the warrants are exercised, we will receive the proceeds from the issuance of the shares to the warrant holder, to the extent that the warrants are exercised with cash consideration and not through warrant conversion or "net exercise." If all warrants are exercised in full for cash consideration, when we issue the 282,932 shares of our common stock pursuant to the warrants, then, assuming no change in our current capital structure, we will receive an aggregate of approximately $2,183,501 in cash. The shares have been or will be issued pursuant to an exemption from registration under the Securities Act of 1933 and are or will be "restricted securities." However, those shares have been registered for resale pursuant to this Prospectus. We receive no proceeds from the resale of the shares by the warrant holder. See "Selling Stockholders" and "Plan of Distribution" described below.

                              SELLING STOCKHOLDERS

         As required by the Stockholder Agreement, dated as of January 20, 2000, entered into with the former Home Financial Network stockholders and warrant holders, we are filing this Registration Statement, on Form S-3, with the SEC under the Securities Act to permit resale of the shares covered by this Prospectus by the selling stockholders described below.

        Each selling stockholder has represented to us that it will acquire the shares and warrants covered by this Prospectus for investment and with no present intention of distributing the shares or warrants, except pursuant to this Prospectus or a sales exempt from the registration requirements of the Securities Act.

        The number and percentage of shares beneficially owned by each Selling Stockholder is described below and is based on a total of shares of Sybase common stock outstanding at January 20, 2000, determined in accordance with Rule 13d-3 of the Exchange Act. The information we have provided is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares of common stock over which an individual has sole or shared voting or investment power, and also includes shares of common stock that an individual has the right to acquire within 60 days through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, the confirmations we have received indicate that each person described below, or the person and his/her spouse, has sole voting and investment power with respect to the shares of our common stock that may be offered pursuant to this Prospectus shown as beneficially owned by that person in the following chart.



                                                                    Shares of
                                        Shares Of Common Stock     Common Stock        Shares Of Common Stock
                                       Beneficially Owned Prior   Offered By This       Beneficially Owned
      Selling Stockholder                 To This Offering         Prospectus(1)       After This Offering(2)
------------------------------         ------------------------   ---------------      ----------------------
                                        Number          Percent                        Number           Percent
                                       ---------        -------                        ------           -------
InteliData Technologies                1,992,467         2.2%        1,992,467            --              --
  Corporation(3)

Daniel M. Schley, Pell Redmon          1,289,364(5)      1.4%        1,287,364(4)      2,000(5)            *
  Trust Company, trustee, for the
  Daniel M. Schley 2000 Trust,
  and others

Eric T. Jacobsen, Elizabeth C.         1,218,936         1.4%        1,218,936            --               *
  Jacobsen, Pell Redmon Trust
  Company, trustee for the Eric T.
  Jacobsen 2000 Trust and trustee
  for the Elizabeth C. Jacobsen
  2000 Trust, and others(6)

William L. Schley and others(7)           17,395           *            17,395            --              --

Wendell W. Whitman, Trustee of            25,514           *            25,514            --               *
  Anna I. Jacobsen Trust

Wendell W. Whitman, Trustee of             8,117           *             8,117            --               *
  Laura C. Jacobsen Trust

Arne J. Jacobsen                           3,479           *             3,479            --              --

Marlene A. Jacobsen                        3,479           *             3,479            --              --

William S. Comfort                         3,479           *             3,479            --              --

Helen Elizabeth Comfort                    3,479           *             3,479            --              --

William E. Comfort and others(8)          13,916           *            13,916            --              --

Julia Carney Comfort (TOD)                 3,479           *             3,479            --              --

Christina Feeny and Curtis Feeny          20,874           *            20,874            --              --
  and others(9)

Conning Connecticut Insurance             43,492           *            43,492            --              --
  Fund, LP


Continental Casualty Company             579,893           *           579,893            --              --

BVI Limited Partnership                  125,024           *           125,024            --              --

Bear, Stearns International
  Limited(12)                            536,401                       536,401

                                                                    Shares of
                                                                   Common Stock
                                        Shares Of Common Stock     Offered By          Shares Of Common Stock
                                       Beneficially Owned Prior        This              Beneficially Owned
      Selling Stockholder                 To This Offering         Prospectus(1)       After This Offering(2)
------------------------------         ------------------------   -------------      -------------------------
                                         Number        Percent                         Number         Percent
                                       -----------   ----------                      ----------     ----------

Chilton Investment Partners, L.P           106,932           *        106,932             -              -

FG-HFN FHII                                 66,107           *         66,107             -              -

Fleet Venture Resources, Inc.              231,957           *        231,957             -              -
   Fleet Financial Group

InterMedia Investment Group, Inc           12,757           *         12,757              -              -
 (Intermedia Investment Group, Inc.)

George H. Damman                            23,195           *         23,195             -              -

Arthur Calcagnini                           23,195           *         23,195             -              -

Merritt Hallowell                           11,597           *         11,597             -              -

Michael A. Harrison and Susan               11,597           *         11,597             -              -
 G. Harrison as Community Property

Michael J. Egan 1996 Gift Trust             11,597           *         11,597             -              -

Catherine E. Egan 1996 Gift Trust           11,597           *         11,597             -              -

Maureen E. Petracca 1996 Gift Trust         11,597           *         11,597             -              -

Dr. Frank Wood                              11,597           *         11,597             -              -

Joseph J. Kulhowvick and                     5,799           *          5,799             -              -
   Jacquiline P. Kulhowvick

William Polito                               5,799           *          5,799             -              -

Maurice Hoben                                5,799           *          5,799             -              -

Lisa Shufro                                  5,799           *          5,799             -              -

Alex, Brown & Sons, Inc.,                    3,479           *          3,479             -              -
 cust. f/b/o J. William Drake

The Fredericks Investment, LP                2,899           *          2,899             -              -

Coleman Family Trust u/a                     1,159           *          1,159             -              -
 11/29/95 (Amended)

                                                                    Shares of
                                                                   Common Stock
                                        Shares Of Common Stock     Offered By          Shares Of Common Stock
                                       Beneficially Owned Prior        This              Beneficially Owned
      Selling Stockholder                 To This Offering         Prospectus(1)       After This Offering(2)
------------------------------         ------------------------   -------------      --------------------------
                                         Number        Percent                          Number         Percent
                                       -----------   ----------                      -----------     ----------

Gaurang Desai                                  580           *            580               -             -

Continental Casualty Company               869,840           *        869,840               -             -

Montgomery Securities(10)                   25,457           *         25,457               -             -

Speer Associates(11)                        34,794           *         34,794               -             -
                                         ---------                  ---------           -----
             Total                       7,383,917                  7,381,917           2,000(5)
                                         =========                  =========           =====


* Less than 1%
--------------
 (1) A total of 532,428 shares, or approximately 7.5% of the number of shares listed above for each selling stockholder, are held in an escrow account to secure indemnification obligations the selling stockholders have provided to us in connection with the acquisition of Home Financial Network. It is expected that the escrowed shares remaining after any distributions from the escrow account to us in satisfaction of the indemnification claims we may have will be released from escrow and distributed to the selling stockholders on or about January 20, 2001.

 (2) Assumes that no Sybase common stock reported to us as owned by a selling stockholder has been sold between the time of the report (i.e., on or about January 20, 2000) and the date hereof and that all shares offered by this Prospectus will be sold.

 (3) Includes 222,681 shares subject to outstanding warrants, all of which warrants are currently exercisable, and 1,769,786 shares currently held by InteliData Technologies.

 (4) Includes 91,334 shares held in the name of Daniel M. Schley, 1,126,443 shares held in the name of Pell Redmon Trust Company, Trustee for the Daniel M. Schley 2000 Trust, and 69,587 shares held in the name of the Schley Family Education Trust. Mr. Schley disclaims any control over the shares held in the trusts and any beneficial ownership interest in the shares held by the Schley Family Education Trust.

 (5) In addition to the shares covered by this Prospectus, held in the names and amounts described in footnote 4 above, includes 2,000 shares held in the name of Pell Redmon Trust Company, Trustee for the Daniel M. Schley 2000 Trust, which were acquired by Mr. Schley before the closing of the Home Financial Network transaction and subsequently transferred to the trust.

 (6) Includes 45,559 held in the name of Eric T. Jacobsen, 45,559 shares held in the name of Elizabeth C. Jacobsen, 560,540 shares held in the name of Pell Redmon Trust Company, Trustee for the Eric T. Jacobson 2000 Trust, 560,540 shares held in the name of Pell Redmon Trust Company, Trustee for the Elizabeth C. Jacobsen 2000 Trust, 3,479 shares held in the name of Arne J. Jacobsen II, and 3,479 shares held in the name of Minnie LaRue Jacobsen. Mr. Jacobsen and Ms. Jacobsen disclaim any control over the trusts.

 (7) Includes 3,479 shares held in the name of William L. Schley, 3,479 shares held in the name of Anna L. Schley, 3,479 shares held in the name of Brook S. Schley, 3,479 shares held in the name of Emily Schley, 3,479 shares held in the name of Alec W. Schley.

 (8) Includes 3,479 shares held in the name of William E. Comfort, transfer on death to William E. Comfort and Julie Carney Comfort Trustees, 3,479 shares held in the name of William E. Comfort, Custodian for Julia Carney Comfort, successor custodian for William Joseph Comfort (etc.), 3,479 shares held in the name of William E. Comfort for Rebecca Comfort, and 3,479 shares held in the name of William E. Comfort for Sarah Comfort.

 (9) Includes 6,958 shares held in the name of Christina Feeny and Curtis Feeny, Trustees for 1990 Feeny Family Trust, 3,479 shares held in the name of Curtis Feeny, Custodian for Dana A. Feeny, 3,479 shares held in the name of Curtis Feeny, Custodian for Jennifer A. Feeny, 3,479 shares held in the name of Curtis Feeny, Custodian for Eric C. Feeny, and 3,479 shares held in the name of Curtis Feeny, Custodian for Jessie A. Feeny.

(10)    All subject to outstanding warrants, which are currently exercisable.

(11) All subject to outstanding warrants, which are currently exercisable


(12) Acquired shares from Conning Connecticut Insurance Fund, LP in a private transaction after our acquisition of Home Financial Network.


        Except as described below, none of the selling stockholders in the above table has had any material relationship with us or any of our predecessors or affiliates within the last three years, other than as an employee or consultant. Prior to our acquisition of Home Financial Network, the following selling stockholders had the following material relationships with Home Financial
Network:

        - InteliData Technologies, Inc. entered into a 1998 marketing referral agreement and its predecessor entered into a 1995 out-sourced services agreement with Home Financial Network.

        - Continental Casualty Company entered into a 1997 trademark licensing agreement with Home Financial Network.

        Following our acquisition of Home Financial Network on January 20, 2000 Selling Stockholders, Daniel M. Schley and Eric Jacobsen became officers of a wholly owned subsidiary of Sybase.

                              PLAN OF DISTRIBUTION

        The selling stockholders may offer and sell the shares covered by this Prospectus from time to time and, in doing so, the selling stockholders will act independently of Sybase in making decisions with respect to the timing, manner and size of each sale. The sale of shares covered by this Prospectus by the selling stockholders is subject to the contractual restrictions binding upon the selling stockholders under the documents incorporated by reference into this Registration Statement.

        The shares covered by this Prospectus may be sold by the selling stockholders on the Nasdaq National Market at prices and under terms then prevailing, at prices related to the then current market price, or at negotiated prices. The shares covered by this Prospectus may be sold by one or more of the following means of distribution:

        - block trades in which the broker-dealer so engaged will attempt to sell shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

        - purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to this Prospectus;

        - over-the-counter distributions in accordance with the rules of the Nasdaq National Market;

        - ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

        -   privately negotiated transactions.

In addition, the selling stockholders may also:

        - enter into hedging transactions with broker-dealers or other financial institutions and, in connection with these transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with selling stockholders.

        - sell the shares short and redeliver them to close out these short positions.

        - enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to a broker-dealer or other financial institution of the shares, which the broker-dealer or other financial institution may resell pursuant to this Prospectus, as supplemented or amended to reflect that transaction.

        - pledge the shares to a broker-dealer or other financial institution, and, upon a default, the broker-dealer or other financial institution may effect sales of these shares pursuant to this Prospectus, as supplemented or amended to reflect that transaction.

        - sell the shares, if they qualify for sale pursuant to Rule 144 , under Rule 144, rather than pursuant to this Prospectus.

        To the extent required, we may amend or supplement this Prospectus from time to time to describe a specific plan of distribution of the shares.

        In effecting sales, brokers, dealers or agents engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated before the sale. The participating broker or dealer, and any other participating broker or dealer, may be deemed to be an "underwriter" within the meaning of the Securities Act in connection with the sales, and the commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act.

        In order to comply with the securities laws of various states, which may be applicable to the shares covered by this Prospectus, the shares must be sold in some jurisdictions only through registered or licensed brokers or dealers. In addition, in some states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and there has been compliance thereof. Compliance with state securities laws applicable to any resale of the shares is the responsibility of the selling stockholder.

        The anti-manipulation rules of Regulation M under the Exchange Act may apply to the selling stockholders' sales of shares covered by this Prospectus in the market and to the associated activities of the selling stockholders and their affiliates. In addition, the selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against liabilities, including liabilities arising under the Securities Act.

        We will make copies of this Prospectus available to the selling stockholders and have informed the selling stockholders of the need for delivery of copies of this Prospectus to purchasers of the shares that may be offered pursuant to this Prospectus at or prior to the time of any sale of the shares.

        At the time a particular offer of shares covered by this Prospectus is made, if required, a Prospectus Supplement will be distributed that will describe the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.


         We have agreed to indemnify selling stockholders and any person controlling a selling stockholder from our violations of any state or federal securities law in connection with an offering pursuant to this Registration Statement and against liabilities and losses arising under applicable state or federal securities laws because of untrue statements in this registrations statement, omissions of information required to be stated in this Registration Statement, or omissions of information necessary to make the statements in this registrations statement not misleading, other than the violations, liabilities and losses resulting from our reliance upon written information furnished for our use in connection with this Registration Statement by the selling stockholders. Each selling stockholder has also agreed to indemnify us for liabilities and losses arising out of any written information provided by the selling stockholder, which is not accurate or omits information required to make the provided information not misleading.

        We have agreed with selling stockholders to keep this Registration Statement effective until the earlier of January 20, 2002, or the date on which all of the shares that may be offered pursuant to this Prospectus are either:

        -   sold by the selling stockholder identified in this Prospectus,

        - included in an offering pursuant to an S-1 or S-4 registration statement,

        - not included, at the election of the stockholder of the shares, in an offering pursuant to an S-1 or S-4 registration statement that could have covered the shares,

        -   exchanged for shares registered by another method,

        - not exchanged, at the election of the stockholder of the shares, for shares registered by another method and offered to the stockholder, or

        -   eligible for sale in a single three-month period pursuant to Rule
            144.


                       WHERE YOU CAN FIND MORE INFORMATION

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The following public documents, which we previously filed with the SEC, are incorporated by reference into this
Prospectus:

        - Our Annual Report on Form 10-K for the fiscal year ended December 31, 1999 with Amendment No. 1 on Form 10-K/A filed May 10, 2000, and Amendment No. 2 on Form 10-K/A filed June 19, 2000;


        - Our description of our common stock contained in its Registration Statement on Form 8-A filed with the SEC on March 4, 1992, as amended by subsequently filed reports;


        - Our current Report on Form 8-K filed February 3, 2000 with Amendment No. 1 on Form 8-K/A filed April 3, 2000, and Amendment No. 2 on
            Form 8-K/A filed June 19, 2000, and our current Report on Form 8-K filed April 27, 2000.


        In addition, all other reports and other documents we file pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this Prospectus and prior to the termination of this offering from and after the date of filing of the reports and documents also are incorporated by reference into this Prospectus.

        Any statement contained in this Registration Statement or in any other subsequently filed document incorporated in this Registration Statement will be modified or superseded by any later statement contained in a subsequently filed document made part of this Registration Statement.

        Statements contained in this Registration Statement concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the complete copy of document filed as an exhibit to the Registration Statement and qualify the statement by the provisions of that document.

        Upon written or oral request we will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, a copy of any or all of the foregoing documents, other than the exhibits to the documents not specifically incorporated by reference into those documents. Requests for the documents may be submitted in writing to Investor Relations, Sybase, Inc., 6475 Christie Avenue, Emeryville, California 94608, or by telephone at (510) 922-3500.

        This Prospectus constitutes a part of a Registration Statement on Form S-3 and does not contain all of the information for the Registration Statement, parts of which are omitted and incorporated only by reference as permitted by the rules and regulations of the SEC.

        We are subject to the informational requirements of the Securities Exchange Act of 1934, and file reports, proxy and information statements and other information with the SEC pursuant to the Exchange Act. These reports, proxy and information statements and other information may be inspected and copied at the public reference room maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549, and at the following Regional Offices of the SEC: New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048 and Chicago Regional Office, Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on additional public reference rooms, including locations of other regional offices. Copies of such material may also be obtained by mail at prescribed rates from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549. The SEC maintains an Internet Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

        Our common stock is listed on the Nasdaq National Market, and such reports, proxy and information statements and other information may be inspected at the offices of Nasdaq Operations, 1735 K Street, NW, Washington, D.C. 20006.

                                  LEGAL MATTERS

        Our legal counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto will pass upon the validity of the shares of common stock being sold in this offering.


                                     EXPERTS

        Ernst & Young LLP, our independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this Prospectus and Registration Statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

================================================================================


        You should rely only upon the information contained in this Prospectus. We have not authorized anyone to provide you with any other information. Information or representations not contained in this Registration Statement should not be relied upon and have not been authorized by Sybase, Inc., any Selling Stockholder or any other person.

        This Prospectus may only be used where it is legal to sell these securities. It does not constitute an offer to sell or a solicitation of an offer to buy any security, other than the shares described in this Prospectus, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the shares offered by this Prospectus to any person in any jurisdiction in which it is unlawful to make an offer or solicitation with respect to the shares.

        Neither the delivery of this Prospectus nor any sale of or offer to sell the shares made under this Prospectus shall, under any circumstances, create any implication that there has been no change in the affairs of Sybase, Inc., since the date hereof or that the information contained in this Registration Statement is correct as of any time subsequent to the date hereof.

                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus.............................................................     1
Summary................................................................     2
Risk Factors...........................................................     4
Forward Looking Statements.............................................    15
Acquisition of Home Financial Network..................................    16
Use of Proceeds........................................................    16
Selling Stockholders...................................................    17
Plan of Distribution...................................................    20
Where You Can Find More Information....................................    22
Legal Matters..........................................................    24
Experts................................................................    24



                                  SYBASE, INC.



                                7,381,917 SHARES

                                       OF

                                  COMMON STOCK



                            ________________________

                                   PROSPECTUS
                            _________________________




                                 April 14, 2000




================================================================================

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth the costs and expenses payable by the Registrant in connection with the sale and distribution of the shares that may be offered pursuant to this Prospectus. Selling commissions, brokerage fees, other costs and expenses, any applicable transfer taxes and fees and disbursements of counsel for the selling stockholders are payable individually by the selling stockholders. All amounts shown are estimates except the SEC registration fee and the Nasdaq listing fee.

                                                        AMOUNT
                                                      TO BE PAID
                                                     -----------
SEC registration fee ...................               $ 41,900
Legal fees and expenses ................               $ 55,000*
Accounting fees and expenses ...........               $ 25,000*
Nasdaq listing fee .....................               $ 17,500
Miscellaneous expenses .................               $  8,000*
                                                       --------
   Total ...............................               $132.400
                                                       ========

------------
*   Estimate

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to indemnify its directors and officers in terms sufficiently broad to permit indemnification for reimbursement of expenses incurred arising under the Securities Act and other liabilities.
Article 6 of our Bylaws provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. We have also entered into indemnification Agreements with our officers and directors and we currently maintain director and officer liability insurance. See also "Plan of Distribution".

ITEM 16. EXHIBITS.

      EXHIBIT
       NUMBER                             DESCRIPTION
    -----------         --------------------------------------------------------
        1.1             List of Selling Stockholders (included in "Selling
                        Stockholders" section of Prospectus)

        2.1+ Agreement and Plan of Reorganization, dated as of November 29, 1999, among Sybase, Inc., Home Financial
                        Network, Inc., and others.

        4.1*            Specimen Certificate for shares of Common Stock of
                        Sybase, Inc.

        4.2+            Investor Agreement

        4.3+            Shareholder Agreement (included as Exhibit G to
                        Exhibit 2.1)

        4.4+            Affiliate Agreement (included as Exhibit H to Exhibit
                        2.1)

        4.5+            Purchaser Representative Agreement

        4.6+            Warrant - InteliData Technologies Corporation

        4.7+            Warrant - Montgomery Securities

        4.8+            Warrant - Montgomery Securities

        4.9+            Warrant - Speer & Associates

        4.10+           Preferred Share Rights Agreement dated as of March 24,
                        1992 between Registrant and The First National Bank of
                        Boston, as amended, (incorporated herein by reference to Exhibit 4.2 of the Registrant's Registration Statement on Form S-8 (file no. 33-81692) filed July 18, 1994)

        5.1+            Opinion of Wilson Sonsini Goodrich & Rosati, a
                        Professional Corporation, as to legality of securities being registered

       23.1             Consent of Ernst & Young LLP, Independent Auditors

       23.2+            Consent of Counsel (included in Exhibit 5.1)

       24.1             Power of Attorney

-----------------
*   Incorporated by reference to Exhibit 4.1 to our Registration
    Statement on Form S-1. File No. 33-41549, Filed July 3, 1991.

+   Previously filed.


ITEM 17. UNDERTAKINGS.

        A. UNDERTAKINGS PURSUANT TO RULE 415. (ITEM 512(a) OF REG. S-K)

        The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement.

            (i) to include any Prospectus required by Section 10(a)(3) of the Securities Act;

            (ii) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement, (or the most recent post effective amendment thereof), which, individually or in the aggregate, represents a fundamental change in the information contained in the Registration Statement. Notwithstanding the foregoing (if the total dollar value of securities would not exceed that which was registered), any increase or decrease in volume of offered securities offered and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price in the "Calculation of Registration Fee" table in the effective Registration Statement;

        (2) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;


        (3) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

        (4) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

        B. UNDERTAKING REGARDING FILINGS INCORPORATING SUBSEQUENT EXCHANGE ACT DOCUMENTS BY REFERENCE.

        The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement, shall be deemed to be a new registration statement relating to the offered securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        C. UNDERTAKING IN RESPECT OF INDEMNIFICATION.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Part II, Item 15 hereof, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Emeryville, State of California, on April 10, 2000.

                                    SYBASE, INC.

                                    By:  /s/ John S. Chen
                                         ---------------------------------------
                                         John S. Chen, Chairman of the Board,
                                         President and Chief Executive Officer


        Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated .

             SIGNATURE                                     TITLE                          DATE
--------------------------------------       --------------------------------       ---------------
                                             Chairman of the Board (Principal
                                             Executive Officer), President,
/s/ John S. Chen                             Chief Executive Officer and            April 10, 2000
-------------------------------------        Director
John S. Chen


                                             Vice President and Chief
/s/ Pieter Van der Vorst                     Financial Officer (Principal           April 10, 2000
-------------------------------------        Financial  Officer)
Pieter Van der Vorst


                                             Vice President and Corporate
/s/ Martin J. Healy                          Controller (Principal Accounting       April 10, 2000
-------------------------------------        Officer)
Martin J. Healy


/s/ Richard C. Alberding                     Director                               April 10, 2000
-------------------------------------
Richard C. Alberding


/s/ William Krause                           Director                               April 10, 2000
-------------------------------------
William Krause


/s/ Alan B. Salisbury                        Director                               April 10, 2000
-------------------------------------
Alan B. Salisbury


/s/ Robert P. Wayman                         Director                               April 10, 2000
-------------------------------------
Robert P. Wayman


                                             Director                               April 10, 2000
-------------------------------------
Linda Yates


/s/ Cecilia Claudio                          Director                               April 10, 2000
-------------------------------------
Cecilia Claudio

                                INDEX TO EXHIBITS

      EXHIBIT
       NUMBER                             DESCRIPTION
    -----------         --------------------------------------------------------
        1.1             List of Selling Stockholders (included in "Selling
                        Stockholders" section of Prospectus)

        2.1+ Agreement and Plan of Reorganization, dated as of November 29, 1999, among Sybase, Inc., Home Financial
                        Network, Inc., and others.

        4.1*            Specimen Certificate for shares of Common Stock of
                        Sybase, Inc.

        4.2+            Investor Agreement

        4.3+            Shareholder Agreement (included as Exhibit G to
                        Exhibit 2.1)

        4.4+            Affiliate Agreement (included as Exhibit H to Exhibit
                        2.1)

        4.5+            Purchaser Representative Agreement

        4.6+            Warrant - InteliData Technologies Corporation

        4.7+            Warrant - Montgomery Securities

        4.8+            Warrant - Montgomery Securities

        4.9+            Warrant - Speer & Associates

        4.10+           Preferred Share Rights Agreement dated as of March 24,
                        1992 between Registrant and The First National Bank of
                        Boston, as amended, (incorporated herein by reference to Exhibit 4.2 of the Registrant's Registration Statement on Form S-8 (file no. 33-81692) filed July 18, 1994)

        5.1+            Opinion of Wilson Sonsini Goodrich & Rosati, a
                        Professional Corporation, as to legality of securities being registered

       23.1             Consent of Ernst & Young LLP, Independent Auditors

       23.2+            Consent of Counsel (included in Exhibit 5.1)

       24.1             Power of Attorney

-------------------
*   Incorporated by reference to Exhibit 4.1 to our Registration
    Statement on Form S-1. File No. 33-41549, Filed July 3, 1991.

+   Previously filed.